S.E. ASIA EMERGING MARKET CO., LTD
75 BUKIT TIMAH ROAD #05-02
BOON SIEW BUILDING
SINGAPORE 229833

October 19, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Attn:	Ms. Pamela Long

Re:	S.E. Asia Emerging Market Co., Ltd (the “Registrant”)
Registration Statement on Form F-1, as amended (“Registration Statement”)
Over the Counter Bulletin Board
SEC File No. 333-170847

Dear Ms. Long,

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the Registrant, hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Registration Statement, together with all exhibits and amendments thereto, with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registration Statement was first filed with the Commission on November 26, 2010.

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Ivan Hajadi Ivan Hajadi Chief Executive Officer